Exhibit 99.1

Canopy Growth Corporation Reports Third Quarter Fiscal 2019 Financial Results: Gross Sales of $98M; Net Revenue hits record $83M

  Cannabis shipments totaled 10,102 kilograms and kilogram equivalents.
  Net income of $74.9 million, including changes in fair values of financial liabilities included in Other Income.
  Closed the previously announced $5 billion investment by Constellation Brands Inc and began putting that capital to work for shareholders with key acquisitions of Storz & Bickel and the assets of ebbu Inc.
  Expanded to new markets including United Kingdom and Peru, and announced intention to establish operations in New York State, marking the Company's entry into the US hemp market.
  Intellectual property portfolio grew to 32 issued patents and over 140 patent applications, covering a range of target areas from technology to genetics to clinical formulations.

SMITHS FALLS, ON, Feb. 14, 2019 /CNW/ - Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) ("Canopy Growth" or "the Company") today released its consolidated financial results for the third quarter fiscal 2019 ended December 31, 2018.  All financial information in this press release is reported in Canadian dollars, unless otherwise indicated.

Third Quarter Fiscal 2019 Operational and Financial Highlights

	Q3 2019	Q3 2018	% Change
Net revenue (millions)	$83.0	$21.7	282%
Kilograms and kilogram equivalents sold	10,102	2,330	334%
Average Selling Price per gram - Recreational	$6.96	-	NM
Average Selling Price per gram - Canadian Medical	$9.77	$8.21	19%
Average Selling Price per gram - International Medical	$13.28	$12.61	5%
Average Selling Price per gram	$7.33	$8.30	-12%
Inventory & Biological Assets (millions)	$216	$108	100%
Kilograms harvested (kilograms)	7,556	7,961	-5%
Cash, cash equivalents and marketable securities (millions)	$4,915	$429	1046%
NM = Not Meaningful

Third Quarter Fiscal 2019 Revenue Highlights

	Q3 2019	Q3 2018	% Change
Canadian Recreational Cannabis Gross Revenue - Business to Business	$60.1	-	NM
Canadian Recreational Cannabis Gross Revenue - Business to Consumer	$11.5	-	NM
Canadian Recreational Cannabis Revenue - Subtotal	$71.6	-	NM
Canadian Medical Cannabis Gross Revenue	$15.9	$19.3	-18%
International Medical Cannabis Gross Revenue	$2.7	$1.0	170%
Medical Revenue - Subtotal	$18.6	$20.3	-8%
Other Revenue	$7.5	$1.4	436%
Total Gross Revenue	$97.7	$21.7	350%
Less Excise Taxes	$14.7	-	NM
Net Revenue	$83.0	$21.7	282%
NM = Not Meaningful

Third Quarter Fiscal 2019 Product Sales Highlights

Product Sales (Kilograms & kilogram equivalents)	Q3 2019	Q3 2018	% Change
Canadian Recreational Cannabis - Business to Business	7,381	0	NM
Canadian Recreational Cannabis - Business to Consumer	906	0	NM
Canadian Medical Cannabis	1,611	2,254	-29%
International Medical Cannabis	204	76	168%
Total	10,102	2,330	334%
NM = Not Meaningful

Management Commentary

"Our successful first full quarter with recreational sales in Canada reinforces our long held strategy of making meaningful investments early in order to secure market share," said Bruce Linton, Chairman & Co-CEO, Canopy Growth. "With a strong cash position, we added strategic assets and IP through acquisitions to accelerate the sophistication of our inputs with ebbu, and our consumer-facing outputs with Storz and Bickel."

"The Canadian recreational cannabis market will be dominated in the long term by businesses delivering excellent products and consumer experiences. Sales from the first wave of products and retail environments launched in the third quarter demonstrate that we are capturing consumers' attention."

Concluded Linton, "We have developed an unprecedented and unparalleled fully integrated platform at scale and will continue to expand by making strategic production investments in regions with federally permissible paths to market for our cannabis and hemp offerings. We believe this strategy will develop a significant and sustained return on invested capital over the long-term."

Product & Production Summary

Oils, including the Company's Softgel capsules, accounted for 33% of product revenue (reported net revenue excluding other revenue) in the three months ended December 31, 2018, up from 23% of product revenue in the same period last year, demonstrating an increased demand for value-added formats.  During the third quarter of fiscal 2019, approximately 30% and 42% of recreational and medical sales, respectively, were comprised of oils, including Softgel capsules.

To position Canopy Growth to supply the significant quantities of cannabis oil that the Company expects will be required to meet the needs of future value added products including vape pens and beverages, the Company took steps during the quarter to augment its owned current and planned extraction capacity by entering into extraction supply related agreements with Valens GroWorks Corp., Medipharm Labs Corp., and POS Holdings Inc. ("POS Holdings").  In addition, during the quarter, the Company completed the terms of a financing related agreement with POS Holdings to lock in dedicated extraction support to Canopy Growth.

In the transition from a "medical marijuana" business to a business producing clinically proven cannabinoid therapies, the Company experienced a decline in its Canadian medical market demand in the quarter. The decline may be attributed to the initial adjustment to the available legal recreational market which patients can also access.  Additionally, medical revenues reflected a migration to a tighter medical product range as well as elevating and re-focusing Spectrum Cannabis to a more pure medical/pharma focused brand proposition.

International medical revenues in the three months ended December 31, 2018, consisting primarily of sales in Germany, increased by 170 percent over the same quarter in the prior year to $2.7 million.

Other revenue for the quarter was $7.5 million, coming from partner clinic revenue, merchandise sales, and device sales by the Company's wholly-owned subsidiary Storz & Bickel following the close of its acquisition on December 6, 2018.

Canadian Regulated Adult Use Market – Cannabis Sales

The Company placed significant focus on shipping core products, backed by deep inventory levels, into physical retail store networks across the country.  In the face of strong product demand and overall sector supply shortages, the inventory levels have served to improve the availability of the Company's products on retail store shelves.  Also, at the end of the quarter, the Company began shipping value-added Softgel capsules and pre-rolled joint products in recreational channels across the country.

Canadian Regulated Adult Use Market – Retail Footprint

Canopy Growth finalized its acquisition of HIKU during the second quarter, adding the Tokyo Smoke retail channel to complement its Tweed banner stores. Offering two distinct customer experiences will allow the Company to appeal to various consumer demographics without saturating any single segment. Tokyo Smoke operates four corporate owned retail cannabis stores and an e-commerce platform in Manitoba. Tweed retail now has 10 corporate owned locations selling cannabis across Newfoundland & Labrador and Manitoba, plus a licensed store in Saskatchewan and an e-commerce presence in Manitoba and Nunavut. The Company plans to add, in provinces with private retail models, 20 additional Tweed stores and 20 additional Tokyo Smoke stores. In the province of Ontario, the company is exploring partnership opportunities to ensure consumers in that market can experience the distinct Tweed and Tokyo Smoke retail experiences while working within the provincial framework.

Third Quarter Fiscal 2019 Gross Margin1 Summary

The Company is in the final stages of completing its Canadian production and extraction platform. The cost of sales includes the impact of operating costs of cannabis cultivation subsidiaries not fully commissioned, including our Delta greenhouse and a number of zones at the Aldergrove greenhouse facility, both going through fit-ups, as well as Edmonton and Fredericton, also in construction during the quarter. Vert Mirabel also initiated its first pilot grow cycle, which combined with the other non-producing assets to result in higher non-recurring overheads. Cost of sales also included costs associated with developing edible and beverage products for which markets will be available later in calendar 2019. Excluding the costs associated with these non-cultivating subsidiaries totaling approximately $13.1 million and absorbing medical excise taxes of $2.1 million in order to ease the burden imposed on patients, the gross margin2 before the fair value impacts in cost of sales and other inventory charges would have been $33.5 million or 40% of sales. Gross margin was also impacted by lower average recreational business to business prices, as compared to historic direct to consumer medical sales.

Greenhouse facilities operate in zones. Aldergrove, Delta and Mirabel have been planted in a manner that allows for ongoing harvests, rather than one large harvest, to increase the utilization of assets such as post harvest processes and provide for a steady supply of product going forward.  The Aldergrove greenhouse began its third harvest earlier in the current quarter and the Delta facility is expected to begin its next harvest later in the current quarter.

The Company believes gross margins will expand in the coming quarters when all of its cultivation facilities reach full utilization and cycle through initial pilot harvests to be high performing assets.  In addition, margins are expected to expand when edibles and beverages are introduced later in calendar 2019 with lower costs of active ingredients per serving.

Third Quarter Fiscal 2019 Operating Expense Summary

	Three months ended
	December 31, 2018	As a % of Net Revenue	December 31, 2017	As a % of Net Revenue
(CDN $000's)
Operating Expenses
Sales and marketing	$44,895	54%	$9,409	43%
Research and development	5,264	6%	287	1%
General and administration	46,088	55%	11,050	51%
Acquisition-related costs	4,520	5%	790	4%
Share-based compensation expense	63,911	77%	17,879	82%
Depreciation and amortization	5,015	6%	3,147	15%
Total operating expenses	$169,693		$42,562

	Nine months ended
	December 31, 2018	As a % of Net Revenue	December 31, 2017	As a % of Net Revenue

(CDN $000's)
Operating Expenses
Sales and marketing	$101,208	77%	$23,452	43%
Research and development	7,964	6%	914	2%
General and administration	102,777	78%	26,936	49%
Acquisition-related costs	9,606	7%	2,491	5%
Share-based compensation expense	189,833	143%	28,936	52%
Depreciation and amortization	11,640	9%	9,974	18%
Total operating expenses	$423,028		$92,703

Businesses built on top quality product and customer service require upfront investment. Management believes foundational investment is required to build the Company's significant and diversified production platform, flexible distribution capability, world-leading brands, retail capabilities, medical and recreational sales and customer support capabilities. Canopy Growth also requires robust information technology infrastructure, international business development and operations. These investments directly impacted profitability in the quarter but represent prudent long term investments to strengthen the Company's global leadership position. Both sales and marketing and general and administrative expenses were up significantly relative to the same period last year.  Management expects these expenses to level off in the near term in its Canadian operations.

The Company's Applied Science team is researching a variety of intellectual property opportunities including those relating to growth patterns under different environmental scenarios and the genetics of various strains, the development of patent pending technology related to equipment that the Company has engineered specifically for the cannabis industry to be incorporated in Canopy Growth's operations and ongoing R&D work being performed in the Company's Dealers License Area that is expected to lead to the development of new cannabis-based product form factors that will enter the market when permitted. With the acquisition of Canopy Health Innovations, the additional scope of R&D being undertaken and additional resourcing necessary, R&D expenses were up significantly over the same period last year. Applied Science expenses will continue to increase as the Company aggressively pursues IP. Advancing scientific understanding through plant science, technological applications, and clinical trials is the fastest path to developing sustainable high margin products.

Acquisition-related expenses in the third quarter period ended December 31, 2018 were primarily related to the acquisitions of the assets of ebbu Inc. and Storz & Bickel and the financing of POS Holdings. In addition, costs were incurred due to the ongoing evaluation of potential acquisitions performed during the period and increased legal, accounting and strategic business consulting services required to complete or evaluate the transactions.  The Company is likely to acquire additional strategic assets in the future as it pursues its business strategy.

In respect of the recorded stock compensation expense, in practice, all employees of the Company receive stock options as part of their compensation package. Acquisition-related milestone payments based on future performance and related criteria have been treated as stock compensation expense instead of being allocated to the purchase price.

Third Quarter Fiscal 2019 Adjusted EBITDA Summary (Non-GAAP measure)2

Adjusted EBITDA in the third quarter fiscal 2019 amounted to a loss of $75.1 million compared to a loss of $5.7 million in the same period last year.

Year-to-date, Adjusted EBITDA amounted to a loss of $69.0 million compared to a loss of $14.4 million in the same period last year.

The Adjusted EBITDA is reconciled and explained in the Management's Discussion & Analysis under "Adjusted EBITDA (Non-GAAP Measure)" a copy of which will be filed on SEDAR and EDGAR after financial markets close today. The Adjusted EBITDA is reconciled in a table elsewhere in this press release.

Third Quarter Fiscal Year 2019 Other Income and Net Earnings Summary

Other income of $235.2 million for the three months ended December 31, 2018 was primarily made up of fair value changes on financial assets and financial liabilities. The amount includes a fair value gain of $185.8 million arising from the decrease in the fair value of the senior convertible notes from the end of the second quarter to the end of the third quarter and a fair value gain of $36.4 million on financial assets, principally the TerrAscend and Slang warrants.

The Company also had interest income of $18.6 million  on cash and marketable securities. This income was partly offset by a loss of $6.3 million as a result of the TerrAscend restructuring which resulted in the exchange of the TerrAscend shares and warrants for the non-voting, non-participating exchangeable shares.

The Company recorded an income tax expense of $1.0 million  for the three months ended December 31, 2018.  In the comparative period last year, the Company recorded income tax expense of $7.6 million.

Net income for the three months ended December 31, 2018 was $74.9 million compared to a net income of $11.0 million in the comparative period last year.

Other income of $63.5 million for the nine months ended December 31, 2018 is primarily made up of fair value changes on financial assets and financial liabilities, and a gain on the acquisition of the Company's unowned interest in CHI.

The Company recorded an income tax recovery of $1.4 million for the nine months ended December 31, 2018. In the comparative period last year, the Company recorded income tax expense of $9.6 million.

Net loss for the nine months ended December 31, 2018 was $346.7 million compared to net income of $227 thousand in the comparative period last year.

Update on Intellectual Property Development

During the third quarter, Canopy Animal Health ("CAH") completed certain pre-clinical studies  related to the treatment of anxiety in companion animals using CBD. In addition, CAH completed certain cannabis consumption safety trials which produced data critical to validating the safety of cannabis-based therapeutic products for animals.

Subsequent to the end of the quarter, Canopy Health Innovations began Phase IIb "in-human" clinical trials to evaluate the use of medical cannabis in the treatment of insomnia. The trials are being conducted in collaboration with a leading Canadian research institution.

During the quarter, the Company acquired the assets, including over 40 cannabis-related patent applications filed representing over 1,500 invenctions, of Colorado-based hemp researcher, ebbu.  Intellectual property and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program. The Company believes applying ebbu's IP has the potential to reduce the cost of CBD production. In addition, ebbu's IP portfolio will contribute to the clinical formulations program being executed by Canopy Health Innovations.

The Company's Intellectual Property portfolio includes 32 issued patents and over 140 patent applications covering hardware, product formulation, genetics, production innovation and medical treatments.

Update on Branding and Market Activities

The Company adheres to a disciplined approach to portfolio expansion as it continues to identify new market opportunities by identifying the needs that brands could satisfy for adults in the legalized cannabis market and assessing both the economic appeal of meeting these needs and their fit with the positioning of existing brands.  Canopy Growth has built a portfolio of belief-led and purpose-driven brands, with authentic origin stories and distinct points of view on the world, spanning both local and global provenance.

The Company brought Tweed, the Company's core brand, to the recreational market.  As part of the national launch strategy, Tweed has had a strong focus on building awareness through exclusive media partnerships, experiential activations, and proprietary responsibility programs like the "Don't Drive High" program undertaken in collaboration with Uber & MADD Canada. The focus to engage and educate consumers across the country both pre and post-launch, along with Tweed's retail store network has resulted in Tweed securing aided awareness of 20% amongst cannabis consumers and intenders.  In addition to its core consumer brand, Tweed, Canadian adults also saw the successful recreational launch of Tokyo Smoke and DOJA, as well as partner brands LBS and DNA Genetics.

During the quarter, Canopy Growth also launched new and improved product offerings like oral cannabis sprays and pre-rolled joints made by our custom-built, proprietary automated cannabis joint rolling machines right in the heart of our Smiths Falls headquarters. The Company also unveiled its one-of-a-kind custom packaging - a unique and proprietary child-resistant, air-tight tin. Canopy Growth's strategic approach to supply and distribution allowed the Company to provide Canadian adults from coast-to-coast with a diverse offering of high-quality cannabis products.

The Company is also developing product line extensions and format-specific brands for value-added product categories including vape, beverage and other products that are expected to be permitted for sale in the fourth quarter of calendar 2019.

Investing to Capitalize on Hemp and CBD Product Opportunities

The Company has built on decades of experience of its world-class hemp team to develop proprietary and patent-pending technological solutions to optimize the speed and efficiency of harvest, post-harvest, and storage processes required to run field-scale hemp operations.  In the third quarter, Canopy Growth's hemp division harvested thousands of acres of CBD-rich hemp genetics in Saskatchewan. Once extracted, the Company expects a yield of thousands of kilograms of hemp-derived CBD.

In the United States, the Agricultural and Nutrition Act, H.R. 2  (the "Farm Bill") passed on December 20, 2018.  The passage of the Farm Bill,which included the language of the Hemp Farming Act of 2018, expands opportunities related to the cultivation and processing of Hemp to produce CBD-based products in the United States.  On January 14, 2019, Canopy Growth announced that it had been granted a hemp processing and production license by New York State and its commitment to invest in the state of New York to establish a Hemp Industrial Park.  The Hemp Industrial Park will be home to large-scale production capabilities focused on hemp extraction and product manufacturing to serve the New York state market as well as markets around the United States as permitted by regulations. Canopy Growth intends to invest between $100 million USD and $150 million USD in its New York operations.  Canopy Growth is developing a broad portfolio of CBD product offerings, to be broadly distributed across multiple channels, with a view to establishing category leadership in each CBD vertical market.   The Company will look to leverage strategic acquisitions and partners to accelerate growth in the CBD consumer product market in the United States.

CFO Transition

Canopy Growth's EVP & Chief Financial Officer Tim Saunders has informed the Company and its Board of Directors of his decision to retire as CFO in mid to late calendar 2019. Tim will continue to serve as CFO until his successor has transitioned into the role. The search for Tim's replacement is already in process, with candidates identified, and the Company expects to announce his successor in the next few months. Following the transition, Tim will continue to serve the executive team and Board of Directors of Canopy Growth as a strategic advisor in areas of mergers and acquisitions, corporate financing, and business transformation. The Board of Directors, co-CEOs Bruce Linton and Mark Zekulin, along with the whole Canopy family, thank Tim for his dedication and leadership. Having championed the financial health of the Company through an aggressive phase of M&A growth, multiple financing rounds, and historic listings on the TSX and NYSE, both firsts for cannabis companies, Tim's mark on Canopy Growth is permanent and sincerely appreciated.

The unaudited Consolidated Financial Statements and Management's Discussion and Analysis documents for the three and six months ended December 31, 2018 will be filed on SEDAR after financial markets close today, February 14, 2018, and will be available at www.sedar.com. The basis of financial reporting in the Unaudited Condensed Interim Consolidated Financial Statements and Management's Discussion and Analysis documents is in thousands of Canadian dollars, unless otherwise indicated.

Note 1: The Gross margin before the fair value effects of the IFRS accounting for biological assets and inventory is a key operational metric that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.  The definition of this term can be found in the Management's Discussion & Analysis under GROSS MARGIN, a copy of which will be filed on SEDAR after financial markets close today.

Note 2: The Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Adjusted EBITDA is reconciled and explained in the Management's Discussion & Analysis under "Adjusted EBITDA (Non-GAAP Measure)", a copy of which will filed on SEDAR after financial markets close today.

Webcast and Conference Call Information

The Company will host a conference call and audio webcast with Bruce Linton, Chairman & Co-CEO and Tim Saunders, CFO at 8:30 AM Eastern Time on February 15, 2019.

Webcast Information
A live audio webcast will be available at:
https://event.on24.com/wcc/r/1913031/9F3A6AC5FFF944BE38A01DF2D130074D

Calling Information
Toll Free Dial-In Number: 1-888-231-8191
International Dial-In Number: (647) 427-7450
Conference ID: 4179499

Replay Information
A replay of the call will be accessible by telephone until 11:59 PM ET on May 14, 2019.
Toll Free Dial-in Number: 1-855-859-2056
Replay Password: 4179499

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to the future market share achieved in recreational markets, product development, clinical trial work, and planned acquisition activities related to BC Tweed, and Canopy Health Innovations.  Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with entering a new market dynamic in Canada or internationally, and such risks contained in the Company's annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
UNAUDITED	December 31,	March 31,
(Expressed in CDN $000's)	2018	2018

Assets
Current assets
Cash and cash equivalents	$4,115,870	$322,560
Marketable securities	799,418	-
Amounts receivable	95,476	21,425
Biological assets	31,013	16,348
Inventory	184,961	101,607
Prepaid expenses and other assets	50,439	19,837
	5,277,177	481,777

Property, plant and equipment	960,158	303,682
Other long-term assets	32,919	8,340
Investments in associates and joint ventures	103,773	63,106
Other financial assets	281,928	163,463
Intangible assets	168,536	101,526
Goodwill	1,815,624	314,923

	$8,640,115	$1,436,817

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$215,612	$89,571
Deferred revenue	263	900
Current portion of long-term debt	18,447	1,557
Other current liabilities	61,357	-
	295,679	92,028

Long-term debt	773,049	6,865
Deferred tax liability	25,703	33,536
Other long-term liabilities	122,006	61,150

	1,216,437	193,579

Commitments and contingencies

Shareholders' equity
Share capital	5,947,715	1,076,838
Other reserves	1,645,441	127,418
Accumulated other comprehensive income	76,584	46,166
Deficit	(441,480)	(91,649)

Equity attributable to Canopy Growth Corporation	7,228,260	1,158,773

Non-controlling interests	195,418	84,465

Total equity	7,423,678	1,243,238

	$8,640,115	$1,436,817

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017
UNAUDITED	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31
(Expressed in CDN $000's except share amounts)	2018	2017	2018	2017
		(As Restated -		(As Restated -
		see note 3)		see note 3)
Revenue	$97,703	$21,700	$146,946	$55,142
Excise taxes	14,655	-	14,655	-

Net revenue	83,048	21,700	132,291	55,142

Inventory production costs expensed to cost of sales	64,758	9,811	96,349	25,073

Gross margin before the undernoted	18,290	11,889	35,942	30,069

Fair value changes in biological assets included in inventory sold and other charges	28,105	24,204	105,989	47,836
Unrealized gain on changes in fair value of biological assets	(22,267)	(28,845)	(90,500)	(79,221)

Gross margin	12,452	16,530	20,453	61,454

Sales and marketing	44,895	9,409	101,208	23,452
Research and development	5,264	287	7,964	914
General and administration	46,088	11,050	102,777	26,936
Acquisition-related costs	4,520	790	9,606	2,491
Share-based compensation expense	40,062	8,965	108,159	17,708
Share-based compensation expense related to acquisition milestones	23,849	8,914	81,674	11,228
Depreciation and amortization	5,015	3,147	11,640	9,974

Operating expenses	169,693	42,562	423,028	92,703

Loss from operations	(157,241)	(26,032)	(402,575)	(31,249)

Share of loss on equity investments	(2,089)	-	(9,021)	(170)
Other income	235,231	44,641	63,466	41,281
Other income	233,142	44,641	54,445	41,111

Income (loss) before income taxes	75,901	18,609	(348,130)	9,862

Income tax (expense) recovery	(1,041)	(7,595)	1,398	(9,635)

Net income (loss)	$74,860	$11,014	$(346,732)	$227

Net income (loss) attributable to:
Canopy Growth Corporation	$67,582	$1,583	$(349,831)	$(8,809)
Non-controlling interests	7,278	9,431	3,099	9,036
	$74,860	$11,014	$(346,732)	$227

Earnings (loss) per share, basic
Net income (loss) per share, basic:	$0.22	$0.01	$(1.45)	$(0.05)
Weighted average number of outstanding common shares, basic:	303,281,549	182,029,481	241,806,351	171,075,324

Earnings (loss) per share, diluted
Net income (loss) per share, diluted:	$(0.38)	$0.01	$(1.45)	$(0.05)
Weighted average number of outstanding common shares, diluted:	315,974,639	194,739,044	242,044,821	171,075,324

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017
	Three Months Ended		Nine Months Ended
UNAUDITED	December 31,	December 31,	December 31,	December 31,
(Expressed in CDN $000's)	2018	2017	2018	2017
		(Restated)		(Restated)
Net inflow (outflow) of cash related to the following activities:
Operating
Net loss	$74,860	$11,014	$(346,732)	$227
Adjustments for:
Depreciation of property, plant and equipment	5,257	2,324	15,703	6,360
Amortization of intangible assets	2,633	2,863	7,869	9,175
Share of loss on equity investments	2,089	-	9,021	170
Fair value changes in biological assets included in inventory sold and other charges	28,105	24,204	105,989	47,836
Unrealized gain on changes in fair value of biological assets	(22,267)	(28,845)	(90,500)	(79,221)
Share-based compensation	64,090	19,015	194,686	30,249
Loss on disposal of property, plant and equipment and intangible assets	(397)	385	1,443	553
Other assets	1,902	(5,286)	(16,908)	(1,932)
Other income and expense	(215,188)	(40,972)	(45,919)	(40,972)
Income tax (recovery) expense	1,041	7,595	(1,398)	9,635
Non-cash interest and FX impact on assets	1,804	-	1,394	-
Changes in non-cash operating working capital items	(40,692)	(14,020)	(129,547)	(26,675)

Net cash used in operating activities	(96,763)	(21,723)	(294,899)	(44,595)

Investing
Purchases and deposits of property, plant and equipment and assets in process	(202,057)	(60,581)	(495,236)	(86,107)
Purchases of intangible assets and intangibles in process	(33,800)	(751)	(40,140)	(1,033)
Proceeds on disposals of property and equipment	-	-	-	75
Purchases of marketable securities	(799,418)	-	(802,247)	(118)
Proceeds on assets classified as held for sale	-	-	-	7,000
Investments in associates	15,238	(12,887)	(27,201)	(18,824)
Investments in other financial assets	(44,376)	(19,020)	(74,071)	(27,732)
Net cash outflow on acquisition of BC Tweed NCI	-	-	(1,000)	-
Net cash outflow on acquisition of Spectrum Chile NCI	3	-	(996)	-
Net cash inflow (outflow) on acquisition of subsidiaries	(344,899)	(3,241)	(344,472)	(3,600)

Net cash used in investing activities	(1,409,309)	(96,480)	(1,785,363)	(130,339)

Financing
Payment of share issue costs	(11,798)	(1,166)	(18,617)	(1,345)
Proceeds from issuance of common shares and warrants	5,072,500	244,990	5,072,500	269,990
Proceeds from issuance of shares by Canopy Rivers	-	-	91,218	35,113
Proceeds from exercise of stock options	15,104	4,109	28,730	7,544
Proceeds from exercise of warrants	18,551	154	18,684	681
Issuance of long-term debt	-	-	600,000	-
Payment of long-term debt issue costs	-	-	(16,380)	-
Repayment of finance lease obligations	(2,624)	-	(2,728)	-
Repayment of long-term debt	(2,856)	(387)	(3,499)	(1,141)
Net cash provided by financing activities	5,088,877	247,700	5,769,908	310,842

Effect of exchange rate changes on cash and cash equivalents	103,664	-	103,664	-

Net cash inflow	3,686,469	129,497	3,793,310	135,908
Cash and cash equivalents, beginning of period	429,401	115,494	322,560	101,800

Cash and cash equivalents, end of period	$4,115,870	$244,991	$4,115,870	$237,708

CANOPY GROWTH CORPORATION
Adjusted EBITDA[1]Non-GAAP Measure	Three Months Ended		Nine Months Ended
(In CDN$000's)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
		(Restated)		(Restated)
Adjusted EBITDA[1]Reconciliation
Loss from operations - as reported	$(157,241)	$(26,032)	$(316,427)	$(31,249)

IFRS fair value accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other charges	28,105	24,204	105,989	47,836
Unrealized gain on changes in fair value of biological assets	(22,267)	(28,845)	(90,500)	(79,221)
	5,838	(4,641)	15,489	(31,385)
Share-based compensation expense (per statement of cash flows)[2]	64,090	19,015	194,686	30,249
Excess space provision included in general and administration expenses	(178)	-	4,068	-
Acquisition Costs	4,520	790	9,606	2,491
Depreciation and amortization (per statement of cash flows)	7,890	5,187	23,572	15,535
	76,322	24,992	231,932	48,275
Adjusted EBITDA	$(75,081)	$(5,681)	$(69,006)	$(14,359)

1 - Adjusted EBITDA is Earnings Before Interest, Tax, and Depreciation, stock compensation, fair value changes and other non-cash items, and as adjusted for acquisition related items.
2 - Includes $23,849 and $8,914 for the three months ended December 31, 2018 and 2017, respectively, in share-based compensation expense related to acquisition milestones

View original content:http://www.prnewswire.com/news-releases/canopy-growth-corporation-reports-third-quarter-fiscal-2019-financial-results-gross-sales-of-98m-net-revenue-hits-record-83m-300796441.html

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2019/14/c7180.html

%CIK: 0001737927

For further information: Tyler Burns, Investor Relations, Canopy Growth Corporation, tyler.burns@canopygrowth.com, 1-855-558-9333 ex 122; Caitlin O'Hara, Communications Specialist, Caitlin.ohara@canopygrowth.com, 613-291-3239; Director: Bruce Linton, tmx@tweed.com, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 22:34e 14-FEB-19